May 21, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-34857

Dear Ms. Jenkins:

We are responding to the letter dated May 2, 2012 received by Gold Resource Corporation (the “Company”) containing comments raised by the staff following review of our Form 10-K for the year ended December 31, 2012.

Accordingly, the Company’s responses are as follows:

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Total Cash Cost per Gold Equivalent Ounce, page 31

1.	We note your disclosure on page 32 that from your total fiscal 2012 production of 90,432 gold equivalent ounces, the buyer (smelter) deducted approximately 9,078 gold equivalent ounces for concentrate processing deductions and approximately 1,400 gold equivalent ounces as a result of a settlement agreement. Please advise us of the following:

•	Further explain to us what the deduction of 9,078 gold equivalent ounces represents, and explain to us how you arrive at this deduction based on your underlying contracts with the buyer (smelter);

Tia L. Jenkins

May 21, 2013

•

Tell us whether the buyer (smelter) deductions represent the “metals payable fee” that is deducted from revenue (page 53) and, if so, quantify for us the amount assigned to the total deducted gold equivalent ounces in fiscal 2011 and 2012 and tell us how you arrived at this amount based on the underlying metal prices.

•	Tell us whether the cost assigned to the total deducted gold equivalent ounces is included in your calculation of cash cost per gold equivalent ounce and, if not, tell us why these costs are excluded.

Response to Comment No. 1:

We sell three products, a copper concentrate, a lead concentrate and a zinc concentrate. The terms of sale for each concentrate are subject to separate sales contracts with the buyer. Mill production represents the metal contained in our concentrates based on sampling and metallurgical estimates taken from various points at our mill. The main parameters estimated daily from samples in the mill are: estimate of dry tonnes through the mill, estimate of metal values in the mineralized material coming into the mill (head grades) and recoveries for each metal in the mill.

The terms of our sales contracts state that buyer will only pay us for a percentage of the metal contained in our concentrates. Each of our sales contracts provides that a 0.5% weight deduction will be applied to the delivered concentrate tonnage. In addition, our copper concentrate sales contract states that the buyer will pay us for 100% of the copper concentrate after a minimum deduction of 2% of the final copper content, 95% of the final silver content and 95% of the final gold content subject to a minimum deduction of 1.5 grams. Our lead concentrate sales contract states that buyer will pay us for 95% of the final lead content subject to a minimum deduction of 3%, 95% of the final silver content subject to a minimum deduction of 50 grams and 95% of the final gold content subject to a minimum deduction of 1.5 grams. Our zinc concentrate sales contract states that buyer will pay us for 85% of the final zinc content subject to a minimum deduction of 8%, deduct three ounces silver per dry metric tonne and pay 70% of the balance of the final silver content, and deduct two grams gold per dry metric tonne and pay 70% of the balance of the final gold content.

Once the concentrates are shipped to the buyer, those concentrates are then sampled and assayed jointly with the buyer, and final settlement is established according to the contract procedures.

Tia L. Jenkins

May 21, 2013

The 9,078 gold equivalent ounce deduction represents the difference between our mill production quantities for gold and gold equivalent silver ounces (contained metal) produced, and the aforementioned gold and silver payable metal deductions to arrive at the metal quantities of gold and gold equivalent silver ounces sold for which we will ultimately be paid, which we refer to as “payable metal”. Our sales are based on payable metal quantities sold whereas our mill production is based on contained metal quantities produced; therefore, the 9,078 gold equivalent ounce deduction represents primarily those deductions according to our contract, to reconcile mill production to sales.

The metals payable fee on page 53 represents the aforementioned payable metal deductions, which are deducted from our mill production quantities to arrive at the metal quantities for which we will ultimately be paid. As is common in the industry, our sales are recorded net of the aforementioned payable metal deductions (and net of treatment, refining and penalty charges). Payable metal deductions totaled approximately 9,078 gold equivalent ounces in 2012 and 5,056 gold equivalent ounces in 2011. We do not assign any value to the payable metal deductions since our contract with the buyer specifies that they will only pay us for a percentage of the metal contained in our concentrates. For example, our sales invoices include a calculation of contained metal quantities, and an adjustment for the aforementioned payable metal deductions, to arrive at the payable metal quantities for which we will be paid. The contractual price for each metal is multiplied by the payable metal quantities to arrive at the payable metal values that we will invoice the buyer. From these payable metal values, we deduct treatment, refining and penalty charges on our invoice to the buyer to arrive at a net sales value. We record the net sales value of metal concentrates sold in our financial statements.

Our cash cost per gold equivalent ounce calculation includes all costs attributable to producing our concentrates; therefore, the cost assigned to the total gold equivalent ounces sold is included in the numerator of our calculation of cash cost per gold equivalent ounce sold calculation. The denominator in our cash cost per gold equivalent ounce calculation is gold equivalent ounces sold, which is after reduction for the payable metal deductions that are applied to our mill production gold equivalent ounces.

Item 8. Financial Statements and Supplementary Data, page 41

2.

We note that you have recorded increasing revenue over the past three years and have also recognized net income in each of the past two years. We further note the disclosures throughout your Form 10-K in which you indicate that you have reached commercial production in July 2010, as well as the statements on your website that your “El Aguila

Tia L. Jenkins

May 21, 2013

Project commenced commercial production July 1, 2010” and you are “focused on production and pursing development…” Since you have not yet demonstrated the existence of proven and probable reserves, as defined by Industry Guide 7, you continue be in the exploration stage and thus are an exploration stage company. In addition, your current presentation of income earned during the exploration stage as revenue with corresponding mine cost of sales and mine gross profit depicts your exploration stage operations as being in the production stage. This presentation creates a presumption that you have established proven and probable reserves and as a result any prior income earned from your exploration activities is indicative of continued future income. Please amend your Form 10-K to make the following revisions:

•

Given that you are not in either the production or development stage, please remove all references to commencing production, commercial production or development throughout your Form 10-K that may give the impression that you have reached either the development or production stage. Alternatively, define for us your use of production and commercial production throughout your filings, explain to us the basis for your conclusion that you have reached commercial production and tell us why you believe that the inclusion of these references is appropriate.

•	Revise all references to “sales of metals concentrate, net” or “revenue” in your filing to instead label as “income earned from exploration activities”.

•	Revise your consolidated statement of operations to present an unclassified income statement that does not include mine cost of sales or mine gross profit.

Response to Comment No. 2:

In response to this comment, we first respectfully disagree with the suggestion that presenting revenue from operations with corresponding mine cost of sales and mine gross profit depicts our exploration stage operations as being in the production stage. We suggest that this presentation is consistent with applicable accounting principles and accurately depicts our operations. First, our financial statements are prominently labeled as an “Exploration Stage Company.” Second, Statement of Financial Accounting Concepts (“SFAC”) No. 6 states that “revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” We believe that our revenue meets the definition of revenue contained in SFAC No. 6 and is therefore appropriate. In addition, although we are considered to be an exploration stage company, our revenues are not being generated from exploration activities.

Tia L. Jenkins

May 21, 2013

We also respectfully disagree with the suggestion that this presentation creates a presumption that we have proven and/or probable reserves and that prior income is indicative of continued future income. We have disclosed prominently throughout our Form 10-K and other reports filed with the Commission that we do not have proven or probable reserves. Examples of this disclosure in the Form 10-K include the following:

•	“Item 1, Business, Exploration”;

•	“Item 1, Business, No Proven or Probable Reserves”;

•

“Item 1A, Risk Factors, We have no proven or probable reserves and our decision to commence commercial production is not based on a study demonstrating economic recovery or any mineral reserves and is therefore inherently risky”;

•

“Item 1A, Risk Factors, Since we have no proven or probable reserves, our investment in mineral properties is not reported as an asset in our financial statements which may cause volatility in our net earnings and have a negative impact on the price of our stock”;

•	Item 2, Properties, Operating Properties, The El Aguila Project, Geology and Mineralization”;

•	“Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, Exploration Stage Company”,

•

“Item 8, Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Nature of Operations and Summary of Significant Accounting Policies, Significant Accounting Policies, Exploration Stage Company”,

We have gone to great length to avoid any misperception that we have exited the exploration stage or that we have proven and/or probable reserves, and we do not believe that a reader of our Form 10-K could conclude that either of these suggestions is true.

With regard to the specific (bulleted) comments contained in this section, we use “production” and “commercial production” in an operational sense and not in any technical accounting sense. We use these terms to describe what is happening at our El Aguila property in Mexico; specifically, that we are producing from mineralized material concentrate products consisting of gold and silver, our primary metals, and base metals including lead, copper and zinc.

With respect to our El Aguila mill, we declared commercial production when our mill throughput averaged 600 tonnes per day over a 30-day period. “Commercial production” is a term commonly used in the mining industry to delineate the time when the operation of a mill has passed the start-up and commissioning phase and has reached a level of operation relative to its designed capacity that the operator is satisfied that it is producing at a commercial rate. The El Aguila mill flotation circuit was designed for maximum throughput of 900 tonnes per day. Testing and commissioning of the mill took place from January through June 2010. We achieved a 30-day average mill throughput of 600 tonnes per day during June 2010, and declared commercial production on July 1, 2010. This declaration did not change the fact that we are still an exploration stage company.

Tia L. Jenkins

May 21, 2013

We do not believe removing any or all references in our Form 10-K to commencing production, commercial production or development is necessary or practical. We believe that it is impossible to describe our activities at the mine without using these terms, which are commonly understood in the English language to describe certain phases of mining operations. We are not using these words in any technical accounting sense, but rather in their commonly-understood operational sense. We do not believe that there is any other way to explain our operations.

We acknowledge that we do not have proven and probable reserves as defined under Industry Guide 7 and therefore have not exited the exploration stage as defined under Industry Guide 7. However, we have exited the development stage as defined under ASC 915 in that our planned principal operations (mining operations) commenced in 2010 and we have generated significant ongoing revenues from our mining operations for the years ended December 31, 2012, 2011 and 2010. We have also generated significant net income for the years ended December 31, 2012 and 2011. Furthermore, EITF 04-06 defines the production phase of a mine as follows: “The production phase of a mine is deemed to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production.”

With regard to the second bulleted comment, we believe that the removal of classifications such as “sales of metals concentrates” or “revenue” from our financial statements and to present an unclassified income statement that does not include mine cost of sales would make them misleading. We believe that if we were to remove all references to production, it would imply that we do not have ongoing operations and are not producing and selling concentrates, which would be misleading to investors with regard to our sale activities since we are selling metal concentrate products created at our mill facility.

Statement of Financial Accounting Concepts No. 8 states that “The objective of general purpose financial reporting is to provide financial information about the reporting entity that is useful to existing and potential investors, lenders, and other creditors in making decision about providing resources to the entity”. We believe that the current presentation of our financial statements, which reflects sales of metal concentrates, mine cost of sales and mine gross profit are meaningful measures that investors and other users of our financial statements must rely on to make informed investment and other decisions about our Company.

The preamble to Industry Guide 7 states that “Questions regarding the application of these definitions and rules to specific situations should be asked of the Commission’s mining engineers or geologist at either the Office of Engineering, Division of Corporation Finance,

Tia L. Jenkins

May 21, 2013

…”. Further to this directive, on April 11, 2008, representatives of our management, along with our independent auditors and outside legal counsel, participated in a conference call with Karl Hiller, Branch Chief with the SEC and Brad Skinner, Supervisor with the SEC. The purpose of the conference call was to discuss the unique situation surrounding the Company’s financial statement presentation and disclosure given that we intended to build a mine, and produce and sell metals concentrate from that mine, based on our internal mineralized material estimates, without a feasibility study or any proven and probable reserves as defined under Industry Guide 7. Among the more important points in that conversation were the staff’s suggestion that if and when we recognized revenue, we would be required to use appropriate inventory accounting to capture the costs of production and assign them to inventory and to properly recognize cost of sales. Not only does this advice imply that we should report revenue, since otherwise there would be nothing to offset costs of sales against, but it is directly contrary to the suggestion in the staff’s current letter that we should not include costs of sales. On the basis of the information conveyed to us by the staff in our earlier conversation, we have reported revenue, costs of sales and other components of the Statement of Operations consistent with what we believe to be US GAAP, and we do not believe it is necessary or helpful to investors or users of our financial statements to change that treatment.

In summary, we do not believe that the information in our Form 10-K would mislead investors that we have proven and/or probable reserves or that we have exited the exploration stage for accounting purposes. We have carefully and repeatedly disclosed that we are still in the exploration phase and that we have no proven or probable reserves. We believe that the disclosures as presented in our Form 10-K are reasonable, meaningful and necessary for investors and other users of our financial statements to make informed decisions and historical comparisons of our operating results with other companies in our industry.

Consolidated Statements of Cash Flows, page 49

3.	We note that you classify your purchases of gold and silver bullion, and the proceeds you receive from conversion of gold and silver bullion as investing activities. We further note on page 51 and 56 that you purchase gold and silver bullion in order to diversify your treasury and provide for an alternative form of payment for dividends. Please explain to us why you believe that your purchases of gold and silver bullion, and the proceeds from conversion of gold and silver bullion represent investing activities.

Response to Comment No. 3:

We are a producer of metal concentrates that contain gold, silver, copper, lead and zinc. Our concentrates are initially classified as inventory in our financial statements, and subsequently classified as cost of sales when the concentrate inventory is sold. These activities are presented as operating activities in our financial statements. We also purchase physical gold

Tia L. Jenkins

May 21, 2013

and silver in the market in the form of gold and silver bullion. We consider the gold and silver bullion an alternative to holding cash and cash equivalents, and may sell a portion of our gold and silver bullion to generate cash for our operating or other requirements. We also hold gold and silver bullion to enable shareholders to exchange their monthly cash dividend for physical gold and/or silver. Shareholders receive a monthly dividend in cash, but can elect to subsequently return their cash dividend to us in exchange for physical gold and/or silver, in accordance with our physical gold and silver dividend program. We believe that our characterization of buying gold and silver bullion in the market as an alternative to cash and cash equivalents qualifies as an investing activity. We further believe that the gold and silver bullion that we distribute to shareholders in exchange for their monthly cash dividend, also qualifies as an investing activity.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 50

Production Costs

4.	Please tell us the types of costs that are currently included in your production costs line item and confirm to us that you will clearly disclose this information in future filings.

Response to Comment No. 4:

The types of costs that are included in our production costs line include labor, mining contractors, royalties, concentrate shipping costs, fuel and lubricants, spare parts and supplies, mine and mill consumables, legal and professional fees related to mine site operations, stock-based compensation attributable to mine employees, explosives, housing and food, insurance, reagents, travel, medical services, security equipment, office rent, tools and other costs that support our mining operations. We confirm that we will clearly disclose the types of costs that are included in our production costs line item in future filings.

Revenue Recognition, page 52

5.	We note your disclosure that the metals payable fee charged by the smelter is deducted from revenue. Please confirm to us that in future filings you will quantify both the gold equivalent ounces deducted by the buyer (smelter) for each period presented and the dollar amount assigned to the deducted gold equivalent ounces or, alternatively, explain to us why you believe that such disclosure is not necessary.

Response to Comment No. 5:

As discussed in Response to Comment No. 1 above, the buyer of our concentrates only pays us for a percentage of the contained metal in our concentrates. The metals payable fee is not a fee that we pay, but rather a payable metal deduction which represents the contained metal in our concentrates for which we do not invoice the buyer and for which we are not

Tia L. Jenkins

May 21, 2013

paid by the buyer, pursuant to the terms of our sales contract with the buyer. We therefore do not record sales on these payable metal deductions. Our sales are recorded on the concentrate metal quantities sold for which the buyer will ultimately pay us. In future filings, we will quantify the gold equivalent ounce payable metal deductions that are not paid to us by the buyer pursuant to our sales contract. Disclosure of this number is necessary to reconcile gold equivalent mill production ounces to gold equivalent ounces sold. However, we do not believe that assigning an estimated market value to these ounces is appropriate since we are not paid for these ounces.

The sales of metal concentrates line item in our financial statements for the year ended December 31, 2012 can be reconciled by taking the payable metal sold quantities from our production and statistics table on page 31, and multiplying these quantities by the respective average metal prices realized on page 31, then adding the provisional invoice mark-to-market adjustment of $0.2 million referred to in the second paragraph of Note 11 to the financial statements, and deducting the $16.9 million of smelter refining fees, treatment charges and penalties referred to in the third paragraph of Note 11 to the financial statements. The calculated amount represents sales of metal concentrates, net, and is disclosed in our financial statements.

6.	We note your disclosure on page 53 that sales to your buyer are recorded net of charges for treatment, refining, smelting losses and “other charges negotiated by the Company with the buyer.” Please describe to us the nature of these other charges and quantify the amount of such charges incurred for each period presented. Also tell us whether such other charges are included in the smelter refining fees, treatment charges and penalties of $16.9 million (2012), $11.4 million (2011) and $0.6 million (2010) that are presented at the top of page 64.

Response to Comment No. 6:

The “other charges negotiated by the Company with the buyer” refers to the concentrate settlement adjustment that is discussed in the first paragraph of Note 11 to the financial statements. As discussed in Note 11, sales for the year ended December 31, 2012 were reduced by $3.1 million as a result of this settlement adjustment. The $3.1 million settlement adjustment is not reflected in smelter refining fees, treatment charges and penalties of $16.9 million (2012), $11.4 million (2011) and $0.6 million (2010) that are presented at the top of page 64.

Exhibit 23, Consent of Independent Registered Public Accounting Firm

7.	We note that the auditor’s consent refers to an audit report dated March 13, 2013 with respect to the financial statements for the years ended December 31, 2011 and 2012. However, we note that the auditor’s report on page 43 of Form 10-K is dated March 18, 2013. Please amend your Form 10-K to include an updated consent that refers to the actual report date.

Tia L. Jenkins

May 21, 2013

Response to Comment No. 7:

Comment complied with. We will amend our Form 10-K to include an updated auditor’s consent that refers to the actual report date, after the other comments in this letter have been resolved.

In addition to the foregoing responses, the Company also hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further suggestions from the staff.

We look forward to hearing from you.

Sincerely,

/s/ William W. Reid

William W. Reid

Chief Executive Officer

cc:	David Babiarz, Esq.

Wesley Stark

Sheri Pearce